SIXTH AMENDING AGREEMENT dated as of October 17, 2022.

BETWEEN:	IAMGOLD CORPORATION (as "Borrower")

AND:	NATIONAL BANK OF CANADA
DEUTSCHE BANK AG, CANADA BRANCH
ROYAL BANK OF CANADA
THE TORONTO-DOMINION BANK
CITIBANK, N.A., CANADIAN BRANCH
CANADIAN IMPERIAL BANK OF COMMERCE
INVESTISSEMENT QUÉBEC
THE BANK OF NOVA SCOTIA
(each as "Lender"

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

Recitals

a) An amended and restated credit agreement dated as of December 14, 2017 (as amended by a first amending agreement dated as of November 15, 2018, a second amending agreement dated as of February 25, 2020, a third amending agreement dated as of September 4, 2020, a fourth amending agreement dated as of September 30, 2020, an assignment and assumption agreement dated as of September 30, 2020, a fifth amending agreement dated as of February 12, 2021 and as amended, restated or modified from time to time prior to the date hereof, the "Credit Agreement") has been entered into among the Agent, the Borrower and the Lenders named therein.

b) Pursuant to a letter from the Borrower to the Co-Lead Arrangers accompanied by a summary of terms and conditions posted to the Lenders on October 4, 2022, the Borrower advised the Lenders that, among other things, the Borrower wishes to dispose of (i) all of the Borrower's debt and Equity Interests in Rosebel Gold Mines N.V. ("Rosebel") and (ii) all other interests and contractual rights related to the Rosebel gold mine, the Saramacca project or other assets of Rosebel, for an aggregate net cash consideration of approximately US$360 million (collectively, the "Rosebel Sale").

c) The Borrower and the Lenders wish to amend the Credit Agreement in order to, among other things, permit the Rosebel Sale and make other amendments to the terms and conditions of the Credit Agreement, including to the covenants and pricing provisions.

Now, therefore, the parties agree as follows:

1. Interpretation

1.1 Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2 Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2. Amendments to the Credit Agreement

2.1 The following Section 1.1(60B) is added to the Credit Agreement:

"(60B) "Financial Models" means the documents delivered to the Agent and the Lenders pursuant to Section 7.3(1)(e) of this Agreement. For the fiscal year ended December 31, 2023, the Financial Models of the Borrower means, collectively, (i) the "Liquidity Tool" financial model delivered to the Agent and the Lenders on August 30, 2022, (ii) the "IMG Corporate Model" delivered to the Agent and the Lenders on September 9, 2022, and (iii) the "Côté Model" delivered to the Agent and the Lenders on September 9, 2022."

2.2 Section 1.1(87) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

"(87) "Material Subsidiary" means any Subsidiary of the Borrower (whether or not wholly-owned), other than a Non-Recourse Subsidiary, (a) that, as of the end of any fiscal quarter of the Borrower, has total consolidated assets having a book value of or equivalent to (i) in the case of IAMGOLD Boto S.A. US$85,000,000 or more, and (ii) for any other Subsidiary, US $80,000,000 or more, or (b) that, as of the end of any fiscal quarter of the Borrower, has total consolidated revenue for the last 12 months of or equivalent to US $40,000,000 or more, or (c) Equity Interests of which were acquired after the date of this Agreement at an aggregate cost to the Borrower on a consolidated basis equivalent to US $80,000,000 or more, or (d) that directly or indirectly holds Equity Interests of a Material Subsidiary.  No Material Subsidiary may cease to be a Material Subsidiary without the consent of the Required Lenders.  As at the Fifth Amendment Effective Date, the Material Subsidiaries are Rosebel Gold Mines N.V. (a Suriname corporation), IAMGOLD Essakane S.A. (a Burkina Faso corporation) and AGEM Limited (a Barbados corporation); provided that, notwithstanding any other provision of this Agreement, Iamgold Cooperative U.A., Iamgold Netherlands B.V., Iamgold France S.A.S and Euro Resources S.A. shall be deemed not to be Material Subsidiaries for the purposes of this Agreement."

2.3 Section 1.1(104)(c) (Permitted Liens) of the Credit Agreement is hereby amended as follows (the addition being underlined):

"(c)  Liens, including capital leases, that encumber immovable or real property or movable or personal property acquired by purchase, construction or otherwise, by the Restricted Parties, and that either (i) existed on such property before the time of its acquisition and were not created in anticipation thereof, or (ii) in the case of Liens securing an aggregate principal amount outstanding at any time for all Restricted Parties US $250,000,000, provided that such basket amount is limited to US $50,000,000 for Liens encumbering any property not acquired in connection with the mine commonly known as Côté Gold, Ontario, were created solely for the purpose of securing Debt of any such Restricted Party representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of their respective property; provided, however, that no such Lien shall extend to or cover any property of any such Restricted Party other than the respective property so acquired and improvements thereon and any proceeds (including, for greater certainty, insurance proceeds) thereof and provided further that the principal amount of any Debt secured by any such Lien shall at no time exceed the fair market value (as determined in good faith by the Borrower) of the respective property at the time it was acquired (by purchase, construction or otherwise);"

2.4 The following Section 1.1(115A) is added to the Credit Agreement:

"(115A) "Rosebel" means Rosebel Gold Mines N.V."

2.5 The following Section 1.1(115B) is added to the Credit Agreement:

"(115B) "Rosebel Sale" means the sale by the Borrower of (i) all of the Borrower's debt and Equity Interests in Rosebel Gold Mines N.V. ("Rosebel") and (ii) all other interests and contractual rights related to the Rosebel gold mine, the Saramacca project or other assets of Rosebel, for an aggregate net cash consideration of approximately US$360 million."

2.6 The pricing grid in Section 2.6(1) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Total Net Debt Ratio	Prime Rate and Base Rate Advances	Other Advances	Standby Fee
Less than 1.00 to 1	2.00%	3.00%	0.750%
Greater than or equal to 1.00 to 1 but less than 2.00 to 1	2.50%	3.50%	0.875%
Greater than or equal to 2.00 to 1 but less than 3.00 to 1	3.00%	4.00%	1.000%
Greater than or equal to 3.00 to 1	3.50%	4.50%	1.125%

2.7 Section 7.2 of the Credit Agreement is hereby amended to add the following paragraph (4A) after paragraph (4):

"(4A) Proceeds from Dispositions: It shall deposit in an account held with a Lender that is subject to the Security, 100% of the net cash proceeds of any disposition permitted under Section 7.5(4)."

2.8 Section 7.5(2)(b)(iv) (Financial Transactions) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(iv) [Intentionally Omitted]."

2.9 Section 7.5(2)(b)(vi) (Financial Transactions) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(vi) [Intentionally Omitted]."

2.10 Section 7.5(4)(b) (Acquisition of Material Property) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

"(b) acquire any material Property of any Person, except for:

(i) Property acquired through capital expenditures that (i) do not contravene any other provision of this Agreement and, (ii) for an aggregate amount not exceeding in any fiscal year 110% of the amount budgeted for capital expenditures related to the acquisition of property in the Financial Models, except for capital expenditures incurred in connection with the mine commonly known as Côté Gold, Ontario, where such limit shall not apply. In the event of any inconsistency on the amount budgeted for capital expenditures between the Liquidity Tool, the IMG Corporate Model and the Côté Model, the Liquidity Tool shall prevail;

~~(ii)  Property acquired through transactions permitted in Section 7.5(4)(c);~~

(iii)  Property acquired through transactions contemplated in Section 1.1(104)(c)~~in the definition of Permitted Liens~~; and

(iv)  acquisitions of inventory in the Ordinary Course for the purpose of carrying on its business;"

2.11 Section 7.5(4)(c) (Acquisition of Equity Interest) of the Credit Agreement is hereby amended as follows (the addition being underlined and the deletion being stricken out):

"(c) enter into any transaction, or any series of related transactions, by which it directly or indirectly, by means of a takeover bid, tender offer, purchase of Property, purchase of Equity Interests or other securities or otherwise (A) acquires any ongoing business or all or substantially all of the Property of any Person, (B) acquires Equity Interests or other securities of a Person, or (C) acquires an ownership interest in any partnership, joint venture, limited liability company, business trust or other Person, ~~except if:~~

~~(i) the business or Person referred to in (A), (B) or (C)  above is in the same lines of business as the lines of business carried on by the Restricted Parties as described in Section 7.5(4)(a);~~

~~(ii) the business or Person referred to in (A), (B) or (C) above is, at the time of the transaction, in a Permitted Jurisdiction;~~

~~(iii) no Default has occurred and is continuing or would result from the acquisition;~~

~~(iv) the Borrower provides the Agent with evidence satisfactory to the Agent to demonstrate that the transaction or transactions will not cause a Default, including demonstrating on a pro forma basis that the Borrower is and will continue to be in compliance with Section 7.1 after completion of the acquisition, taking into account Debt arising from the acquisition; and~~

~~(v) with respect to any transaction involving cash consideration exceeding US $150,000,000, the Agent has been provided at least 10 days prior to the closing of the transaction with a pro forma Compliance Certificate accompanied by a description of the proposed transaction and the financial statements of the target~~."

2.12 Section 7.5(4)(d)(vi) (Equity Interest or Investments) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(vi) [Intentionally Omitted]."

2.13 Section 7.5(4)(d)(vii) (Equity Interest or Investments) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(vii) [Intentionally Omitted]."

2.14 Section 7.5(4)(e) (Dispositions) of the Credit Agreement is hereby amended by adding the following paragraph (x) after paragraph (ix):

"(x) the Rosebel Sale, provided that (a) the Agent has been provided, at least 10 days prior to the closing of the Rosebel Sale, with (i) a Compliance Certificate on a pro forma basis giving effect to the Rosebel Sale and  (ii) an updated organizational chart on a pro forma basis giving effect to the Rosebel Sale, and (b) 100% of the net cash proceeds of the Rosebel Sale shall be deposited in an account of the Borrower held with a Lender that is subject to the Security, and shall be used solely to (i) in due course, fund the mine commonly known as Côté Gold, Ontario; and (ii) if required by the Borrower, fund the Borrower's operating, development, capital, general and administrative expenses as contemplated in the Financial Models, including, for greater certainty, the payment of Obligations and Other Secured Obligations."

2.15 Section 7.5(6)(b) (Distributions) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(b) [Intentionally Omitted]."

3. Release of Security in connection with the Rosebel Sale

Concurrently with consummation of the Rosebel Sale, (a) Rosebel Gold Mines N.V. will cease to be a Material Subsidiary and (b) the Agent will be authorized to release and discharge the Security charging the Equity Interest held by the Borrower in Rosebel Gold Mines N.V.

4. Conditions to Effectiveness

This Agreement will become effective on the date (the "Effective Date") the Agent has confirmed to the Borrower and the Lenders signatory to this Agreement that the following conditions have been fulfilled to the satisfaction of the Agent:

(a) this Agreement has been executed and delivered by (i) the Borrower and the other Obligors party hereto and (ii) the Lenders party hereto which collectively constitute the Required Lenders; and

(b) payment of all fees and expenses owing by the Borrower to the Agent and the Lenders on the date of this Agreement.

5. Confirmation

The Borrower and each of the other Obligors, by their acknowledgement of the terms of this Agreement, further confirm and acknowledge that their respective obligations under the Security Documents to which they are a party remain in full force and effect and that this Agreement does not reduce such obligations.

6. Representations

The Borrower represents and warrants that:

(a) this Agreement has been duly authorized, executed and delivered by each Obligor, and the Credit Agreement as amended hereby, constitutes the legal, valid and binding obligation of each Obligor, enforceable against each of them in accordance with its terms;

(b) no Default or Event of Default is in existence as at the date hereof and this Agreement and the amendments made herein will not result in a Default;

(c) the Borrower is in full compliance with its covenants in the Credit Agreement, as amended hereby;

(d) the representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

7. Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. On the Effective Date, the Borrower also agrees to pay to each consenting Lender signatory to this Agreement an upfront fee of 7.5 bps (flat) calculated on such Lender's Commitment under the Credit.

8. Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier or by electronic mail will be effective as delivery of a manually executed counterpart of this Agreement.

9. Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

In witness whereof the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Maarten Theunissen
Name: Maarten Theunissen
Title: Interim Chief Financial Officer and VP, Finance

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Managing Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ David Torrey
Name:	David Torrey
Title:	Managing Director

DEUTSCHE BANK AG, CANADA BRANCH, as Lender
By:	/s/ David Gynn
Name:	David Gynn
Title:	Director

By:	/s/ Edward Salibian
Name:	Edward Salibian
Title:	Assistant Vice President

ROYAL BANK OF CANADA, as Lender
By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as Lender
By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Managing Director

By:	/s/ Ryan Mrozek
Name:	Ryan Mrozek
Title:	Director

CITIBANK, N.A., CANADIAN BRANCH, as Lender
By:	/s/ Daljeet Lamba
Name:	Daljeet Lamba
Title:	Authorized Signatory

By:
Name:
Title:

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
By:	/s/ Warren Flannery
Name:	Warren Flannery
Title:	Executive Director

By:	/s/ Jens Paterson
Name:	Jens Paterson
Title:	Executive Director

INVESTISSEMENT QUÉBEC, as Lender
By:	/s/ Amyot Choquette
Name:	Amyot Choquette
Title:	Directeur principal, Mines

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender
By:	/s/ Elizabeth Daponte
Name:	Elizabeth Daponte
Title:	Managing Director

By:	/s/ Monik Vora
Name:	Monik Vora
Title:	Associate Director

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

ROSEBEL GOLD MINES N.V.

By:	/s/ Bruno Lemelin
Name: Bruno Lemelin
Title: Chairman of the Supervisory Board of Rosebel Gold Mines N.V.

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name: Oumar Toguyeni
Title: Chairman of the Board

AGEM LIMITED

By:	/s/ Tricia Gittens
Name: Tricia Gittens
Title: Director